8-31097

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III**

SEC FILE NUMBER

8- ~~31097~~

RECEIVED ... AM 7:16



08030522

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2007__ AND ENDING __December 31, 2007__
                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investment Management Services, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

210 Westport Road, 2nd Floor
(No. and Street)

Kansas City   MO   64111
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William Wolfe III   (816) 454-7100
                                                     (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Acord Cox & Company
(Name – if individual, state last, first, middle name)

15700 College Blvd., Ste 100   Lenexa   KS   66219
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, _____William Wolfe III_____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____Investment Management Services, Inc._____, as
of _____December 31_____, 20_07____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

William Wolfe III
Signature

President
Title

Jeanne O. Blanck
Notary Public

• NOTARY SEAL •
Jeanne O. Blanck, Notary Public
Jackson County, State of Missouri
My Commission Expires 9/22/2009
Commission Number 05496323

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INVESTMENT MANAGEMENT SERVICES, INC.

TABLE OF CONTENTS

Acord Cox & Company
Certified Public Accountants

15700 College Blvd. Suite 100 Lenexa, KS 66219
913•541•1993 Fax/913•492•7953

INDEPENDENT AUDITORS' REPORT

Investment Management Services, Inc.
North Kansas City, Missouri

We have audited the accompanying balance sheets of Investment Management Services, Inc. (the "Company") as of December 31, 2007 and 2006, and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information listed in the table of contents is not a required part of the basic financial statements, but is supplementary information required by the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

January 28, 2008

INVESTMENT MANAGEMENT SERVICES, INC.

BALANCE SHEETS
DECEMBER 31, 2007 and 2006

ASSETS

	2007	2006
CURRENT ASSETS		
Cash and cash equivalents	$ 17,576	$ 3,087
Deposits with clearing organization	25,000	25,000
Accounts receivable	5,444	3,686
Interest receivable	98	105
Refundable income taxes	1,125	
Other receivables	63	5,954
Total current assets	$ 49,306	$ 37,832

LIABILITIES AND STOCKHOLDERS' EQUITY

	2007	2006
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$ 3,573	$ 3,236
Other current liabilities	149	248
Total current liabilities	3,722	3,484
STOCKHOLDERS' EQUITY		
Preferred stock, $1.00 par value, 150,000 shares authorized, 11,755 shares issued and outstanding		11,755
Common stock, $.01 par value, 1,000,000 shares authorized, 349,629 shares issued and outstanding	3,496	3,496
Additional paid-in capital	329,931	329,931
Retained deficit	(276,509)	(299,500)
Treasury stock, at cost	(11,334)	(11,334)
	45,584	34,348
	$ 49,306	$ 37,832

INVESTMENT MANAGEMENT SERVICES, INC.

STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2007 and 2006

	2007	2006
REVENUES		
Net commissions from security transactions	$ 43,988	$ 43,034
OPERATING EXPENSES		
Personnel costs	24,122	22,582
Rent	8,347	9,168
Insurance	359	420
Telephone	156	100
Office expense	3,076	1,616
Professional fees	2,275	2,588
Postage	1,734	1,999
Regulatory costs	3,564	3,453
Quotes	2,760	2,585
Depreciation	0	631
Bad debt expense	5,591	
Other	3,229	2,094
	55,213	47,236
NET LOSS FROM OPERATIONS	(11,225)	(4,202)
OTHER INCOME (EXPENSES)		
Interest income	1,084	1,020
Other income	35,007	
Gain on sale of NASDAQ warrants	0	3,611
	36,091	4,631
NET INCOME BEFORE INCOME TAX	$ 24,866	429
INCOME TAX EXPENSE	(1,875)	
NET INCOME BEFORE INCOME TAX	$ 22,991	$ 429

INVESTMENT MANAGEMENT SERVICES, INC.

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2007 and 2006

	2007	2006
OPERATING ACTIVITIES		
Net income	$ 22,991	$ 429
Adjustments to reconcile net income to		
net cash used in operating activities		
Depreciation		631
Changes in operating assets and liabilities:		
Accounts receivable	(1,758)	(2,357)
Other assets	4,766	(408)
Accounts payable and accrued expenses	245	1,770
Cash provided by operating activities	26,244	65
FINANCING ACTIVITIES		
Redemption of preferred stock	(11,755)	
Preferred dividend		(1,881)
Cash used in financing activities	(11,755)	(1,881)
NET CHANGE IN CASH	14,489	(1,816)
CASH, BEGINNING OF YEAR	3,087	4,903
CASH, END OF YEAR	$ 17,576	$ 3,087

INVESTMENT MANAGEMENT SERVICES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDING DECEMBER 31, 2007 and 2006

	Common Stock	Preferred Stock	Additional Paid-In Capital	Retained Deficit	Treasury Stock	Total
BALANCES, DECEMBER 31, 2005	$ 3,496	$ 11,755	$ 329,931	$ (298,048)	$ (11,334)	$ 35,800
Dividend paid on preferred stock				(1,881)		(1,881)
Net income				429		429
BALANCES, DECEMBER 31, 2006	$ 3,496	$ 11,755	$ 329,931	$ (299,500)	$ (11,334)	$ 34,348
Retirement of preferred stock		(11,755)				(11,755)
Net income				22,991		22,991
BALANCES, DECEMBER 31, 2007	$ 3,496	$	$ 329,931	$ (276,509)	$ (11,334)	$ 45,584

5

See notes to financial statements.

INVESTMENT MANAGEMENT SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   a. Description of Business - Investment Management Services, Inc. ("the Company") is engaged in the brokerage of financial products to the general public and accredited investors. The Company has an agreement with a third party clearinghouse to process all of their clients' transactions. The Company is based in the Kansas City Metropolitan area. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA), formerly known as the National Association of Securities Dealers (NASD).

   b. Revenue Recognition - Customers' security transactions are recorded on a trade date basis. Management fees and interest income are accrued as earned.

   c. Cash and Cash Equivalents - For purposes of reporting cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

   d. Furniture and Equipment - Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the corresponding assets.

   e. Advertising Costs - Advertising costs are charged to operations when incurred.

   f. Income Taxes - Deferred tax liabilities and assets are recognized for the tax effect of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

2. SIGNIFICANCE OF ESTIMATES

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. CONCENTRATIONS OF CREDIT RISK

   The Company is engaged in various trading and brokerage activities in which counterparts primarily include broker-dealers and buyers and sellers of securities. In the event counterparts do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterpart. It is the Company's policy to review, as necessary, the credit standing of each counterpart.

4. INCOME TAXES

The Company's deferred tax asset, principally related to its net operating loss carryforward, totaled $0 and $4,840 at December 31, 2007 and 2006. A valuation allowance of $4,840 was recorded at December 31, 2006.

As of December 31, 2006, the Company had available approximately $16,500 of unused net operating loss carryforwards for regular tax purposes that were utilized in 2007.

5. NET CAPITAL REQUIREMENTS

The company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007 and 2006, the Company had allowable net capital of $44,298 and $28,289 which was in excess of its required net capital of $5,000. The Company's net capital ratio at December 31, 2007 was .08 to 1.

6. REQUIRED INFORMATION OMITTED

The Company has no liabilities subordinated to claims of general creditors as of December 31, 2007; therefore, the statement of changes in liabilities subordinated to claims of general creditors has been omitted.

The Company does not maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" and it has not held "physical possession or control" of any securities for customers since operations commenced. Information relating to the possession or control requirements in rule 15c3-3 is also omitted.

INVESTMENT MANAGEMENT SERVICES, INC.
Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2007

NET CAPITAL

Total Stockholder's Equity	$ 45,584
Less Non-Allowed Assets:	
Other assets	(1,286)
Net Capital	$ 44,298

AGGREGATE INDEBTEDNESS
Items included in statement of financial condition

Accounts payable and accrued expenses	$ 3,573
Other current liabilities	149
Total Aggregate Indebtedness	$ 3,722
Ratio of aggregate indebtedness to net capital	0.08 to 1

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital Required	$ 5,000
Excess Net Capital	$39,298

RECONCILIATION WITH COMPANY'S COMPUTATION:

Net Capital per Company's fourth quarter FOCUS report – As Amended	$ 44,297
Difference – Rounding	1
Net Capital reported above	$ 44,298

INVESTMENT MANAGEMENT SERVICES, INC.
Schedule II
Computation of Reserve Requirements Under Rule 15c3-3 of the
Securities and Exchange Commission
December 31, 2007

An exemption is claimed from Rule 15c3-3 under the exemptive provisions of paragraph (k)(2)(i) as the
Company does not hold customer funds or securities. All accounts are on a fully disclosed basis.

INVESTMENT MANAGEMENT SERVICES, INC.
Schedule III
Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the
Securities and Exchange Commission
December 31, 2007

The Company has complied with the exemptive requirements of Rule 15c3-3 of the Securities and
Exchange Commission and did not maintain possession or control of any customer funds or securities as of
December 31, 2007.

INVESTMENT MANAGEMENT SERVICES, INC.

Schedule IV
Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated
Commodity Futures and Options Accounts
December 31, 2007

The Company is exempted under Rule 15c3-3(k)(2)(i).

* * * * *

<u>Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3</u>

To Directors and Shareholders of
Investment Management Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Investment Management Services, Inc. (the Company), as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

January 28, 2008

Acand Lox & Co.

